Exhibit 16.1

November 29, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Monterey Capital Acquisition Corporation under Item 4.01 of its Form 8-K dated November 27, 2023. We agree with the statements concerning our Firm in such Form 8-K; we are not in a position to agree or disagree with other statements of Monterey Capital Acquisition Corporation contained therein.

Very truly yours,

/s/ Marcum LLP

Marcum llp